SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  ____________________________________________

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. )*

                              Energy Partners, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29270U105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gary L. Hall
                                Ollabelle D. Hall
                                Hall Family Trust
                               Hall Partners, L.P.
                              Hall Interests, Inc.
                               Hall Equities, Inc.
                          Houston Explorer Group, L.P.
                          Hall Consulting Company, Inc.
                           LPCR Investment Group, L.P.
                 Hall-Houston Oil Company Employee Royalty Trust
     Hall-Houston 1996 Exploration and Development Facility Overriding Trust
                  Hall-Houston Oil Company 2000 Exploration and
                 Development Facility Overriding Royalty Trust
                                  700 Louisiana
                                   Suite 2100
                              Houston, Texas 77002

                                    COPY TO:

                                John J. Schuster
                             Cahill Gordon & Reindel
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    GARY L. HALL
    I.R.S. Employer Identification No. N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)[x]
    (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                       [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

    NUMBER OF             339,914.6*
                    ------------------------------------------------------------
      SHARES        8     SHARED VOTING POWER
BENEFICIALLY OWNED
                          1,284,992.1
                    ------------------------------------------------------------
     BY EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            339,914.6*
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           1,284,992.1
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,624,906.7*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

----------

* Includes 38,462 shares owned by the other Reporting Persons jointly filing this Schedule 13D.

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     OLLABELLE D. HALL
     I.R.S. Employer Identification No. N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[x]
     (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)


     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)
                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              4,523.44
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
BENEFICIALLY OWNED
                                   1,284,992.1
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             4,523.44
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                   1,284,992.1
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,289,515.54
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     HALL FAMILY TRUST
     I.R.S. Employer Identification No. 76-6075546
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[x]
     (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)


     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)
                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              86,637.6
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
BENEFICIALLY OWNED
                           0
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             86,637.6
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     86,637.6
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)
     [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               HALL PARTNERS, L.P.
    I.R.S. Employer Identification No. 76-0565851
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)[x]
    (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)
    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              313,694.04*
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
BENEFICIALLY OWNED
                           0
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             313,694.04*
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    313,694.04*
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

----------

*    Exercised by Hall Partners, L.P.'s general partner, Hall Interests, Inc.

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              HALL INTERESTS, INC.
    I.R.S. Employer Identification No. 76-0417519
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)[x]
    (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)
    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              1,075,480.3*
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
BENEFICIALLY OWNED
                           0
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             1,075,480.3*
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,075,480.3*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

----------

* Includes 1,075,473.3 shares beneficially owned by virtue of being the general partner of Hall Partners, L.P., Houston Explorer Group, L.P. and LPCR Investment Group, L.P.

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               HALL EQUITIES, INC.
    I.R.S. Employer Identification No. 76-0268063
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)[x]
    (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)
    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              84,497.88
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
BENEFICIALLY OWNED
                           0
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             84,497.88
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    84,497.88
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    CO
--------------------------------------------------------------------------------

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    HOUSTON EXPLORER GROUP, L.P.
    I.R.S. Employer Identification No. 76-0563167
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)[x]
    (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)
    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              717,263.32*
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
BENEFICIALLY OWNED
                           0
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             717,263.32*
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    717,263.32*
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
--------------------------------------------------------------------------------

----------

* Exercisable by Houston Explorer Group, L.P.'s general partner, Hall Interests, Inc.

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   HALL CONSULTING COMPANY, INC.
   I.R.S. Employer Identification No. 76-0025816
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)[x]
   (b)[ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)


   OO
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)
   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              38,462
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
BENEFICIALLY OWNED
                           0
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             38,462
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
   38,462
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
   [   ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
   CO
--------------------------------------------------------------------------------

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   LPCR INVESTMENT GROUP, L.P.
   I.R.S. Employer Identification No. 76-0563166
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)[X]
   (b)[ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   OO
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)
   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   TEXAS
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              44,516*
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
      OWNED
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             44,516*
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    44,516*
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
--------------------------------------------------------------------------------

----------

* Exercisable by LPCR Investment Group, L.P.'s general partner, Hall Interests, Inc.

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   HALL-HOUSTON OIL COMPANY EMPLOYEE ROYALTY TRUST
   I.R.S. Employer Identification No. 76-0244875
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)[X]
   (b)[ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   OO
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)
                      [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   TEXAS
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              11,352
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
      OWNED
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             11,352
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     11,352
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   HALL-HOUSTON 1996 EXPLORATION AND DEVELOPMENT FACILITY OVERRIDING TRUST I.R.S. Employer Identification No. 76-6131707
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)[X]
   (b)[ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   OO
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)
   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   TEXAS
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              24
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
      OWNED
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             24
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    24
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.00009%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------

CUSIP NO. 29270U105
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  (entities only)

  HALL-HOUSTON OIL COMPANY 2000 EXPLORATION AND DEVELOPMENT FACILITY
  OVERRIDING ROYALTY TRUST
  I.R.S. Employer Identification No. 76-6169311
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (a)[X]
  (b)[ ]
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

  OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(D) OR 2(E)
  [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  TEXAS
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              30
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
      OWNED
                    ------------------------------------------------------------
     BY EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             30
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    30
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
    [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0001%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Energy Partners, Ltd. ("EPL"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of EPL is 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement on Schedule 13D is being filed jointly by Gary L. Hall, Ollabelle D. Hall, Hall Family Trust, a Texas grantor trust, Hall Partners, L.P., a Texas limited partnership, Hall Interests, Inc., a Texas corporation, Hall Equities, Inc., a Texas corporation, Houston Explorer Group, L.P., a Texas limited partnership, Hall Consulting Company, Inc., a Texas corporation, LPCR Investment Group, L.P., a Texas limited partnership, Hall-Houston Oil Company Employee Royalty Trust, a Texas trust, Hall-Houston 1996 Exploration and Development Facility Overriding Trust, a Texas trust, and Hall-Houston Oil Company 2000 Exploration and Development Facility Overriding Royalty Trust, a Texas trust (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

     (b) The business address and office of each of the Reporting Persons is 700 Louisiana, Suite 2100, Houston, Texas 77002.

     (c) Mr. Hall is vice chairman and director of EPL. Mrs. Hall is not currently employed. The principal business of each of the other Reporting Persons is to hold and manage assets of various types, including the Common Stock.

     (d) None of the Reporting Persons has and, to the best of their respective knowledge, none of their respective directors, members, managers or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has and, to the best of their respective knowledge, none of their respective directors, members, managers or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Hall and Mrs. Hall are U.S. citizens.

     (g) Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each controlling person, director, manager and executive officer of each of the Reporting Persons the following information: (a) name;
(b) residence or business address; (c) present principal occupation, employment or business and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock and Warrants were issued to the Reporting Persons pursuant to the Agreement and Plan of Merger by and among EPL, Saints Acquisition Subsidiary, Inc. and Hall-Houston Oil Company, dated as of December 16, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Stock is being held for investment purposes. Depending on market conditions, the Reporting Persons may dispose of some or all of such Common Stock. None of the Reporting Persons has any current plans to acquire any additional shares of Common Stock.

     None of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) Amount beneficially owned: As of February 26, 2003:

     (1) Mr. Hall beneficially owns Preferred Stock convertible into 186,789.01 shares of Common Stock, Warrants to purchase 1,385,739.9 shares of Common Stock, and 52,377.8 shares of Common Stock, collectively representing 5.9% of the outstanding shares of Common Stock.

     (2) Mrs. Hall beneficially owns Preferred Stock convertible into 191,068.45 shares of Common Stock, Warrants to purchase 1,046,152.1 shares of Common Stock and 52,295 shares of Common Stock, collectively representing 4.7% of the outstanding shares of Common Stock.

     (3) Hall Family Trust beneficially owns Preferred Stock convertible into 41,052.6 shares of Common Stock, Warrants to purchase 38,462 shares of Common Stock, and 7,123 shares of Common Stock, collectively representing 0.3% of the outstanding shares of Common Stock.

     (4) Hall Partners, L.P. beneficially owns Preferred Stock convertible into 66,723.04 shares of Common Stock, Warrants to purchase 230,766 shares of Common Stock, and 16,205 shares of Common Stock, collectively representing 1.1% of the outstanding shares of Common Stock.

     (5) Hall Interests, Inc. beneficially owns Preferred Stock convertible into 82,436.26 shares of Common Stock, Warrants to purchase 969,228.1 shares of Common Stock, and 23,816 shares of Common Stock, collectively representing 3.9% of the outstanding shares of Common Stock.

     (6) Hall Equities, Inc. beneficially owns Preferred Stock convertible into 38,912.88 shares of Common Stock, Warrants to purchase 38,462 shares of Common Stock, and 7,123 shares of Common Stock, collectively representing 0.3% of the outstanding shares of Common Stock.

     (7) Houston Explorer Group, L.P. beneficially owns Preferred Stock convertible into 15,713.22 shares of Common Stock, Warrants to purchase 700,000.1 shares of Common Stock, and 1,550 shares of Common Stock, collectively representing 2.6% of the outstanding shares of Common Stock.

     (8) Hall Consulting Company, Inc. beneficially owns Warrants to purchase 38,462 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

     (9) LPCR Investment Group, L.P. beneficially owns Warrants to purchase 38,462 shares of Common Stock, and 6,054 shares of Common Stock, collectively representing 0.2% of the outstanding shares of Common Stock.

     (10) Hall-Houston Oil Company Employee Royalty Trust beneficially owns 11,352 shares of Common Stock, representing 0.04% of the outstanding shares of Common Stock.

     (11) Hall-Houston 1996 Exploration and Development Facility Overriding Trust beneficially owns 24 shares of Common Stock, representing 0.00009% of the outstanding shares of Common Stock.

     (12) Hall-Houston Oil Company 2000 Exploration and Development Facility Overriding Royalty Trust beneficially owns 30 shares of Common Stock, representing 0.0001% of the outstanding shares of Common Stock.

     (b) Mr. and Mrs. Hall have the sole or shared power to vote and sole or shared authority to dispose or direct the disposition of the shares of Common Stock owned of record by each of the Reporting Persons as set forth in the cover pages hereto.

     (c) None of the Reporting Persons has engaged in any transactions in the shares of Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of EPL, including but not limited to transfer or voting of any of the securities of EPL, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement, dated February 26, 2003.

Signature.

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2003.

                             /s/ Gary L. Hall
                             ---------------------------------------------------
                             GARY L. HALL




                             /s/ Ollabelle Hall
                             ---------------------------------------------------
                             OLLABELLE HALL





                             HALL FAMILY TRUST

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee





                             HALL PARTNERS, L.P.


                             By:    Hall Interests, Inc., its general partner

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name: Gary L. Hall
                                    Title: President





                             HALL INTERESTS, INC.

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  President





                             HALL EQUITIES, INC.

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  President

                             HOUSTON EXPLORER GROUP, L.P.


                             By:    Hall Interests, Inc., its general partner

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                  Name: Gary L. Hall
                                  Title: President





                             HALL CONSULTING COMPANY, INC.

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  President





                             LPCR INVESTMENT GROUP, L.P.



                             By:    Hall Interests, Inc., its general partner

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                  Name: Gary L. Hall
                                  Title: President





                             HALL-HOUSTON OIL COMPANY EMPLOYEE ROYALTY TRUST



                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee





                             HALL-HOUSTON 1996 EXPLORATION AND DEVELOPMENT
                                    FACILITY OVERRIDING TRUST



                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee

                             HALL-HOUSTON OIL COMPANY 2000 EXPLORATION AND
                                    DEVELOPMENT FACILITY OVERRIDING ROYALTY
                                          TRUST



                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee

                                   SCHEDULE I

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each trustee of Hall Family Trust:

1. (a) Gary L. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Vice chairman and director of EPL
   (d) U.S.A.

2. (a) Ollabelle D. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Not currently employed
   (d) U.S.A.

     The (a) name, (b) business address and (c) principal business of the general partner of Hall Partners, L.P.:

1. (a) Hall Interests, Inc.
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Holding company

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each controlling person, manager and executive officer of Hall Interests, Inc.:

1. (a) Gary L. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Vice chairman and director of EPL
   (d) U.S.A.

2. (a) Ollabelle D. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Not currently employed
   (d) U.S.A.

3. (a) Wayne P. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Special projects manager for EPL
   (d) U.S.A.

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each controlling person, manager and executive officer of Hall Equities, Inc.:

1. (a) Gary L. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Vice chairman and director of EPL
   (d) U.S.A.

2. (a) Ollabelle D. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Not currently employed
   (d) U.S.A.

3. (a) Wayne P. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Special projects manager for EPL
   (d) U.S.A.

     The (a) name, (b) business address and (c) principal business of the general partner of Houston Explorer Group, L.P.:

1. (a) Hall Interests, Inc.
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Holding Company

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each controlling person, manager and executive officer of Hall Consulting Company, Inc.:

1. (a) Gary L. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Vice chairman and director of EPL
   (d) U.S.A.

     The (a) name, (b) business address and (c) principal business of the general partner of LPCR Investment Group, L.P.:

1. (a) Hall Interests, Inc.
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Holding Company

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each trustee of Hall-Houston Oil Company Employee Royalty Trust:

1. (a) Gary L. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Vice chairman and director of EPL
   (d) U.S.A.

2. (a) Ollabelle D. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Not currently employed
   (d) U.S.A.

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each trustee of Hall-Houston 1996 Exploration and Development Facility Overriding Trust:

1. (a) Gary L. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Vice chairman and director of EPL
   (d) U.S.A.

2. (a) Ollabelle D. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Not currently employed
   (d) U.S.A.

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each trustee of Hall-Houston Oil Company 2000 Exploration and Development Facility Overriding Royalty Trust:

1. (a) Gary L. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Vice chairman and director of EPL
   (d) U.S.A.

2. (a) Ollabelle D. Hall
   (b) 700 Louisiana, Suite 2100, Houston, Texas 77002
   (c) Not currently employed
   (d) U.S.A.

                                                                       Exhibit 1


                             Joint Filing Agreement


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows of or has reason to believe that such information is not accurate.

Dated:  February 28, 2003.

                             /s/ Gary L. Hall
                             ---------------------------------------------------
                             GARY L. HALL




                             /s/ Ollabelle Hall
                             ---------------------------------------------------
                             OLLABELLE HALL





                             HALL FAMILY TRUST

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee





                             HALL PARTNERS, L.P.


                             By:    Hall Interests, Inc., its general partner

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name: Gary L. Hall
                                    Title: President





                             HALL INTERESTS, INC.

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  President

                             HALL EQUITIES, INC.

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  President

                             HOUSTON EXPLORER GROUP, L.P.


                             By:    Hall Interests, Inc., its general partner

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                  Name: Gary L. Hall
                                  Title: President





                             HALL CONSULTING COMPANY, INC.

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  President





                             LPCR INVESTMENT GROUP, L.P.



                             By:    Hall Interests, Inc., its general partner

                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                  Name: Gary L. Hall
                                  Title: President





                             HALL-HOUSTON OIL COMPANY EMPLOYEE ROYALTY TRUST



                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee





                             HALL-HOUSTON 1996 EXPLORATION AND DEVELOPMENT
                                    FACILITY OVERRIDING TRUST



                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee

                             HALL-HOUSTON OIL COMPANY 2000 EXPLORATION AND
                                    DEVELOPMENT FACILITY OVERRIDING ROYALTY
                                          TRUST



                             By:  /s/ Gary L. Hall
                                  ----------------------------------------------
                                    Name:   Gary L. Hall
                                    Title:  Trustee






                                      -3-